Index to Financial Statements


                                                                           Page
                                                                          ------

   Report of Independent Auditors                                           F-2


   Consolidated Balance Sheets as of December 31, 2003 and 2002             F-3


   Consolidated Statements of Operations for the Years Ended
   December 31, 2003 and 2002                                               F-4


   Consolidated Statements of Stockholders' Equity for the Years
   Ended December 31, 2003 and 2002                                         F-5


   Consolidated Statements of Cash Flows for the Years Ended
   December 31, 2003 and 2002                                               F-6


   Notes to Consolidated Financial Statements for the Years Ended
   December 31, 2003 and 2002                                               F-7

                         REPORT OF INDEPENDENT AUDITORS


To the Stockholders and Board of Directors of Technology Flavors & Fragrances, Inc. and Subsidiaries

We have audited the accompanying consolidated balance sheets of Technology Flavors & Fragrances, Inc. and Subsidiaries as of December 31, 2003 and 2002 and the related consolidated statements of operations, stockholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Technology Flavors & Fragrances, Inc. and Subsidiaries at December 31, 2003 and 2002, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States.



                                                           /s/ BDO SEIDMAN, LLP


Melville, New York
March 4, 2004

                      Technology Flavors & Fragrances, Inc.

                           Consolidated Balance Sheets

                                                          At December 31,
                                                 -------------------------------
                                                     2003               2002
                                                 -------------     -------------
                                 ASSETS

Current assets:
   Cash and cash equivalents                     $    105,168      $     99,233
   Cash held in escrow (Note 3)                         7,197           187,074
   Receivables (Note 4)                             3,121,704         2,972,183
   Inventories (Note 5)                             3,799,534         3,408,973
   Prepaid expenses and other current assets          116,968           192,455
                                                 -------------     -------------

      Total current assets                          7,150,571         6,859,918

Fixed assets, net (Note 6)                          2,235,716         2,216,148
Intangible assets, net (Note 7)                       283,771           445,925
Other assets                                          668,104           458,608
Notes receivable from related parties (Note 8)         53,047            77,520
                                                 -------------     -------------

      Total assets                               $ 10,391,209      $ 10,058,119
                                                 =============     =============

                              LIABILITIES

Current liabilities:
   Accounts payable                              $  1,812,247      $  1,784,317
   Accrued expenses                                   460,899           464,417
   Revolving credit facility (Note 9)               1,778,840           973,338
   Current portion of long-term debt (Note 10)         80,000            80,000
   Current portion of capital lease obligations
    (Note 12)                                          69,069            68,879
                                                 -------------     -------------

      Total current liabilities                     4,201,055         3,370,951

Long-term debt, less current portion (Note 10)      1,970,000         2,050,000

Capital lease obligations, less current portion
 (Note 12)                                             75,402           143,835
                                                 -------------     -------------
                                                    6,246,457         5,564,786

Minority interest (Note 13)                            31,690                 -
Commitments and contingencies (Notes 12 and 16)

                       STOCKHOLDERS' EQUITY

Common stock: (Note 14)
 $.01 par value, authorized 20,000,000 shares,
  issued 13,004,473 shares                            130,045           130,045
Paid-in capital                                    10,365,272        10,365,272
Accumulated deficit                                (6,239,615)       (5,693,617)
Treasury stock at cost - 210,700 shares of common    (205,097)         (205,097)
Accumulated comprehensive gain (loss)  - foreign
 currency translation                                  62,457          (103,270)
                                                 -------------     -------------

      Total stockholders' equity                    4,113,062         4,493,333
                                                 -------------     -------------

      Total liabilities and stockholders' equity $ 10,391,209      $ 10,058,119
                                                 =============     =============

                             See accompanying notes.

                      Technology Flavors & Fragrances, Inc.

                      Consolidated Statements of Operations


                                                For the years ended December 31,
                                                --------------------------------
                                                     2003               2002
                                                 -------------     -------------
Net sales                                        $ 15,587,285      $ 16,766,678
Cost of sales                                       9,361,006         9,743,276
                                                 -------------     -------------
   Gross profit                                     6,226,279         7,023,402
                                                 -------------     -------------

Operating expenses:
   Selling                                          2,936,161         2,763,407
   General and administrative                       1,798,669         1,752,831
   Research and development                         1,628,124         1,480,742
   Amortization                                       195,363           194,999
                                                 -------------     -------------

      Total operating expenses                      6,558,317         6,191,979
                                                 -------------     -------------

(Loss) income from operations                        (332,038)          831,423

Interest expense, net                                (187,434)         (180,971)

(Loss) income before taxes and minority interest     (519,472)          650,452

Tax benefit (Note 11)                                   5,164            15,540
                                                 -------------     -------------

(Loss) income before minority interest               (514,308)          665,992

Minority interest                                     (31,690)                -
                                                 -------------     -------------

Net (loss) income                                $   (545,998)     $    665,992
                                                 =============     =============
Net (loss) income  per common share - basic and
 diluted                                         $       (.04)     $        .05
                                                 =============     =============
Weighted average common shares outstanding:

   Basic                                           12,793,773        12,968,811
                                                 =============     =============
   Diluted                                         12,793,773        13,103,609
                                                 =============     =============


                             See accompanying notes.

                     Technology Flavors & Fragrances, Inc.
                Consolidated Statements of Stockholders' Equity
                 For the years ended December 31, 2003 and 2002


                                                                                               Accumulated             Comprehensive
                                    Common Stock          Paid-In     Accumulated   Treasury  Comprehensive                Income
                                 Shares       Amount      Capital       Deficit      Stock    Gain (Loss)    Total         (Loss)
                               ----------   ----------------------------------------------------------------------------------------


Balance at December 31, 2001   13,004,473   $ 130,045   $10,357,772  ($6,359,609)   $      -   ($73,039)  $4,055,169

Repurchase of Company's
 common stock                                                                       (205,097)               (205,097)

Options issued for consulting
 services                                                     7,500                                            7,500

Foreign currency translation
 loss                                                                                           (30,231)     (30,231)      $(30,231)

Net income                                                               665,992                             665,992        665,992
                               -----------------------------------------------------------------------------------------------------

Balance at December 31, 2002   13,004,473     130,045    10,365,272  ($5,693,617)   (205,097)  (103,270)   4,493,333       $635,761
                                                                                                                           =========

Foreign currency translation
 gain                                                                                           165,727      165,727       $165,727

Net loss                                                                (545,998)                           (545,998)      (545,998)
                               -----------------------------------------------------------------------------------------------------

Balance at December 31, 2003   13,004,473    $130,045   $10,365,272  ($6,239,615)  ($205,097)   $62,457   $4,113,062      ($380,271)
                               =====================================================================================================

                             See accompanying notes.

                      Technology Flavors & Fragrances, Inc.

                      Consolidated Statements of Cash Flows

                                                       For the years ended
                                                           December 31,
                                                 -------------------------------
                                                     2003              2002
                                                 -------------     -------------

Cash flows from operating activities:
  Net (loss) income                              $   (545,998)     $    665,992
  Adjustments to reconcile net income to net cash
   provided by (used in) operating activities:
    Depreciation and amortization                     466,020           450,064
    Minority interest                                  31,690                 -
    Provision for bad debts                           (20,000)          103,412
    Deferred rent                                           -           (65,487)
    Stock option grant for consulting services              -             7,500
    Changes in assets and liabilities:
      Accounts receivable                            (129,521)          (44,928)
      Inventories                                    (390,561)         (429,958)
      Prepaid expenses and other current assets        75,487           (58,838)
      Other assets                                   (242,704)         (332,685)
      Accounts payable                                 27,930          (161,768)
      Accrued expenses                                 (3,518)          (38,046)
                                                 -------------     -------------

    Net cash (used in) provided by operating
     activities                                      (731,175)           95,258
                                                 -------------     -------------

 Cash flows from investing activities:
  Purchase of fixed assets                           (290,226)       (1,781,367)
  Restricted cash                                     179,877          (187,074)
  Notes receivable                                     24,473            26,115
                                                 -------------     -------------

    Net cash used in investing activities             (85,876)       (1,942,326)
                                                 -------------     -------------

 Cash flows from financing activities:
  Proceeds from issuance of long-term debt                  -         2,200,000
  Repayment of long-term debt                         (80,000)          (70,000)
  Proceeds from revolving credit facility          15,740,000        16,590,000
  Repayment of revolving credit facility          (14,934,498)      (16,731,861)
  Repurchase of common stock                                -          (205,097)
  Payment of capital lease obligations                (68,243)          (66,520)
                                                 -------------     -------------

    Net cash provided by financing activities         657,259         1,716,522
                                                 -------------     -------------
 Effect of exchange rate changes on cash              165,727           (30,231)
                                                 -------------     -------------
 Increase (decrease) in cash                            5,935          (160,777)
 Cash-beginning of period                              99,233           260,010
                                                 -------------     -------------
 Cash-end of year                                $    105,168      $     99,233
                                                 =============     =============

 Supplemental information:

  Cash paid during the year for interest         $    204,000      $    187,000
                                                 =============     =============
  Cash received during the year for income tax
   refunds                                       $     (1,000)     $    (80,000)
                                                 =============     =============


Supplemental disclosures of non-cash investing and financing activities:
 equipment acquired under capital lease obligations amounted to $10,991 in 2002 and none in 2003.

                             See accompanying notes.

                      Technology Flavors & Fragrances, Inc.

                   Notes to Consolidated Financial Statements

                 For the years ended December 31, 2003 and 2002


1.   Description of Business

     Technology Flavors & Fragrances, Inc. (the "Company", "us", "we" or "our") is a manufacturer of flavor and fragrance products used to provide or enhance flavors or fragrances in a wide variety of consumer and industrial products.

2.   Summary of Significant Accounting Policies

Consolidation

     The accompanying consolidated financial statements include the accounts of the Company, our wholly-owned subsidiaries and our joint venture entity. All significant intercompany balances and transactions have been eliminated in consolidation.

Inventories

     Inventories are stated at the lower of cost, determined using the first-in, first-out method, or market. The cost of raw materials is determined using the specific identification method.

Shipping and Handling Costs

     Shipping and handling costs that are incurred are included in cost of sales, and shipping and handling costs that are billed to customers are recorded in sales.

Fixed Assets

     Fixed assets, including assets acquired under capital leases, are recorded at cost and depreciated over their estimated useful lives ranging from 5 to 30 years, using the straight-line method. Maintenance and repairs are charged to expense as incurred and renewals and improvements, which extend the life of the assets, are capitalized.

Long-Lived Assets

     Amortization of intangible assets is provided using the straight-line method over the estimated useful lives of the assets of seven years. The carrying values of intangible and other long-lived assets are periodically reviewed to determine if any impairment indicators are present. If it is determined that such indicators are present and the review indicates that the assets will not be fully recoverable, based on undiscounted estimated cash flows over the remaining amortization and depreciation period, their carrying values are reduced to estimated fair value. Impairment indicators include, among other conditions, cash flow deficits, an historic or anticipated decline in revenue or operating profit, adverse legal or regulatory developments, accumulation of costs significantly in excess of amounts originally expected to acquire the asset and a material decrease in the fair value of some or all of the assets. Assets are grouped at the lowest level for which there are identifiable cash flows that are largely independent of the cash flows generated by other asset groups. No such impairment existed at December 31, 2003.

Research and Development Costs

     Research and development costs are expensed as incurred.

Income Taxes

     We recognize deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred tax assets and liabilities are determined based on the difference between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. Valuation allowances are established when necessary to reduce deferred tax assets to the amount currently estimated to be realized.

                      Technology Flavors & Fragrances, Inc.

                 For the years ended December 31, 2003 and 2002



2.   Summary of Significant Accounting Policies (Continued)

Foreign Currency Translation

     The financial position and results of operations of our subsidiaries are measured using local currency as the functional currency. Balance sheet accounts are translated at the exchange rate in effect at the end of the year, and income statement accounts are translated at the average rate of exchange prevailing during the year.

Earnings Per Share

     Basic net (loss) income per share for years 2003 and 2002 was calculated using the weighted average number of shares of common stock outstanding during the year. Diluted net (loss) income per share for 2003 and 2002 was calculated using the weighted average common and common stock equivalents that were outstanding during the year. The effect of common stock equivalents for 2003 (30,563 shares) was anti-dilutive and for 2002 (134,798 shares) was not material and, thus, diluted net (loss) income per share for 2003 and 2002 is the same as basic earnings per share.

Revenue Recognition

     We recognize revenue when inventory is shipped and title legally transfers to the purchaser.

Advertising Costs

     We expense advertising costs as incurred. Advertising costs were approximately $68,000 in 2003 and $41,000 in 2002.

Use of Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Fair Value of Financial Instruments

     Cash and cash equivalents, notes receivable and long-term debt are reflected in the accompanying consolidated balance sheets at amounts considered by management to reasonably approximate fair value. We estimate the fair value of our fixed rate note receivable and long-term debt by using a discounted cash flow analysis. The net book value of these accounts approximate their fair value as of December 31, 2003.

Stock-based Compensation Plans

     We account for our stock option awards to employees under the intrinsic value based method of accounting prescribed by Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees." Under the intrinsic value based method, compensation cost is the excess, if any, of the quoted market price of the stock at grant date or other measurement date over the amount an employee must pay to acquire the stock. We make pro forma disclosures of net income and earnings per share as if the fair value based method of accounting had been applied as required by Statement of Financial Accounting Standards No. 123 ("SFAS 123"), "Accounting for Stock-Based Compensation" and SFAS No. 148, "Accounting for Stock-Based Compensation - Transition and Disclosure." We have never granted options below market price on the date of grant. Refer to Note 14, Stock Based Compensation Plans for pro forma information used for the development of the data in the table that follows.

                      Technology Flavors & Fragrances, Inc.
             Notes to Consolidated Financial Statements (Continued)
                 For the years ended December 31, 2003 and 2002

                                                  December 31,      December 31,
                                                      2003              2002
                                                 -------------     -------------
Net (loss) income, as reported                      $(545,998)         $665,992

Deduct: Total stock-based employee
 compensation expense determined under
 fair value method used                              (177,057)         (171,889)
                                                 -------------     -------------

Net (loss) income, pro forma                        $(723,055)         $494,103
                                                 =============     =============
Net (loss) income per share:
  Basic and diluted, as reported                        $(.04)             $.05
                                                 =============     =============
  Basic and diluted, pro forma                          $(.06)             $.04
                                                 =============     =============

Recent Accounting Pronouncements

     In December 2003, the SEC published Staff Accounting Bulletin No. 104, Revenue Recognition ("SAB 104"). SAB 104 was effective upon issuance and supersedes SAB No. 101, Revenue Recognition in Financial Statements ("SAB 101") and rescinds the accounting guidance contained in SAB 101 related to multiple-element revenue arrangements that was superseded by Emerging Issues Task Force ("EITF") Issue No. 00-21 ("EITF 00-21"), Accounting for Revenue Arrangements with Multiple Deliverables. Additionally, SAB 104 rescinds portions of the interpretive guidance included in Topic 13 of the codification of staff accounting bulletins. While the wording of SAB 104 has changed to reflect the issuance of EITF 00-21, the revenue recognition principles of SAB 101 have remained largely unchanged. The adoption of SAB 104 did not have a material effect on our financial statements.

     In May 2003, the Emerging Issues Task Force ("EITF") issued EITF Issue No. 00-21, Accounting for Revenue Arrangements with Multiple Deliverables ("EITF 00-21"). EITF 00-21 addresses certain aspects of the accounting by a vendor for arrangements under which it will perform multiple revenue-generating activities; specifically, how to determine whether an arrangement involving multiple deliverables contains more than one unit of accounting and how arrangement consideration should be measured and allocated to the separate units of accounting in the arrangement. EITF 00-21 does not change otherwise applicable revenue recognition criteria. EITF 00-21 is effective for revenue arrangements entered into in fiscal periods beginning after June 15, 2003. The adoption of EITF 00-21 did not have a material effect on our financial statements.


3.   Cash Held in Escrow

     In connection with the purchase of our operating facility in January 2002 as described in Note 10, we entered into a financing arrangement with the Town of Babylon Industrial Development Agency, a portion of which was allocated for the future procurements of building improvements and capital equipment. As of December 31, 2003, there remained a balance of $7,197 of escrowed funds for this purpose which is expected to be fully utilized during 2004.

4.   Receivables

                                                   December 31,     December 31,
                                                       2003             2002
                                                   ------------     ------------
Trade............................................   $3,167,302       $3,036,888
Alcohol drawbacks................................       77,589           84,519
Other............................................        6,813              776
                                                   ------------     ------------
                                                     3,251,704        3,122,183
Allowance for doubtful accounts..................     (130,000)        (150,000)
                                                   ------------     ------------
                                                    $3,121,704       $2,972,183
                                                   ============     ============

     Included within trade receivables at December 31, 2003 and 2002 is an amount due from a party related to our executive and principal stockholder in the amount of approximately $146,000 and $101,000, respectively.

                      Technology Flavors & Fragrances, Inc.

                 For the years ended December 31, 2003 and 2002

5.   Inventories

                                                  December 31,      December 31,
                                                      2003               2002
                                                  ------------      ------------
  Raw materials............................        $2,380,744        $1,946,271
  Finished goods...........................         1,418,790         1,462,702
                                                  ------------      ------------
                                                   $3,799,534        $3,408,973
                                                  ============      ============
6.   Fixed Assets
                                 Useful Lives     December 31,      December 31,
                                   in Years            2003              2002
                                 ------------     ------------      ------------
  Land.........................       --            $ 340,000         $ 340,000
  Building.....................       30            1,170,400         1,170,400
  Machinery and equipment......      3-10           1,704,234         1,497,841
  Building improvements (*)....       30              992,278           919,373
  Furniture and fixtures.......      3-10             714,276           703,348
                                                  ------------      ------------
                                                    4,921,188         4,630,962
  Less: accumulated depreciation
   and amortization............                    (2,685,472)       (2,414,814)
                                                  ------------      ------------
                                                   $2,235,716        $2,216,148
                                                  ============      ============

(*) Building improvements, prior to the purchase of our facility in January 2002 as described in Note 10, were being depreciated over the shorter of the lease term or the estimated useful life of the assets.

     Depreciation and amortization expense relating to fixed assets for the years ended December 31, 2003 and 2002 was approximately $271,000 and $255,000, respectively.

7.   Intangible Assets

                                                  December 31, 2003                          December 31, 2002
                                          ----------------------------------        ----------------------------------
                        Weighted average
                          amortization     Gross carrying      Accumulated           Gross carrying       Accumulated
                         period in years       amount          amortization              amount          amortization
                        ----------------  ---------------     --------------        ----------------    --------------
  Formulations....             7             $1,048,979          $786,734              $1,048,979          $636,881
  Customer lists...            7                 86,105            64,579                  86,105            52,278
                                          ---------------     --------------        ----------------    --------------
                                             $1,135,084          $851,313              $1,135,084          $689,159
                                          ===============     ==============        ================    ==============

     Amortization expense relating to intangible assets for the years ended December 31, 2003 and 2002 was approximately $162,000 for both years. Amortization expense will approximate $162,000 for year 2004 and $122,000 for year 2005. Intangible assets will be fully amortized by December 31, 2005.

8.   Related Party Transactions

     In 2003 and 2002, we sold flavor products to The Hain Celestial Group, Inc. ("Hain") and/or their designated co-packer. Irwin D. Simon, a director of our company, is the Chairman, President and Chief Executive Officer of Hain. Our sales to Hain totaled approximately $1,003,000 in 2003 and $982,000 for 2002. We believe such sales were made on arms-length terms and conditions and at competitive prices.

     Notes receivable from related parties consist of amounts owed by two executives and principal stockholders and are secured by shares of our common stock owned by them. The notes bore interest at a bank's prime rate through December 31, 2000 (non-interest bearing thereafter) and are due in annual installments through April 1, 2004.

9.   Revolving Credit Facility

     On April 25, 2002, we entered into a five-year term Loan and Security Agreement with a lender which replaced the revolving credit facility entered into in June 1999. We call this new revolving credit facility the 2002 Credit Facility. The maximum line of credit under the 2002 Credit Facility was initially set at $3,000,000 but may be increased at our option to $4,000,000 at any time during the period January 1, 2003 through June 30, 2004.

                      Technology Flavors & Fragrances, Inc.

                 For the years ended December 31, 2003 and 2002


     Outstanding borrowings under the 2002 Credit Facility bear interest at a rate equal to a prime lending rate plus one-quarter of a percentage point (4.25% at December 31, 2003). Borrowings under the 2002 Credit Facility are subject to certain eligibility requirements relating to our receivables and inventories. Outstanding borrowings are secured by substantially all of our assets, including our product formulations. We must comply with certain financial and other covenants contained in the Loan and Security Agreement which was amended in October 2003, including maintaining tangible net worth of at least $3,200,000, not exceeding a cash loss of $200,000 in 2003 and achieving annual cash flow, as defined, of at least $1.00 for each year thereafter, and incurring expenditures for capital assets of not more than $500,000 for each year, excluding capital expenditures made from proceeds received from our IDA Bond financing described in Note 10. Our subsidiaries have guaranteed our obligations under the 2002 Credit Facility. Borrowings under the 2002 Credit Facility at December 31, 2003 were approximately $1,779,000 and $1,221,000 was available for additional borrowings in accordance with the terms of the 2002 Credit Facility.

10.  Long-term Debt

     In January 2002, we purchased the facility (which we had previously leased) for $1,500,000, transferred it to the Town of Babylon Industrial Development Agency, and then leased the facility from such agency for a term which expires on December 1, 2021. Upon expiration of the lease term, we are entitled to repurchase the facility for a nominal sum. The purchase was financed through the issuance of Town of Babylon Industrial Development Agency Variable Rate Revenue Bonds ("IDA Bonds"). The principal amount of the IDA Bonds, $2,200,000, was used to finance the purchase of the building plus closing costs and future expenditures for building improvements and capital equipment. The financing is structured as a monthly variable rate demand revenue bond secured by a letter of credit with Wells Fargo Bank. The interest rate for the month of December 2003 was 3.0% per annum including the letter of credit fee. In December 2003 and December 2002, we made scheduled annual installment payments of $80,000 and $70,000, respectively.

     Future minimum commitments of the IDA Bonds are as follows:

            2004...............................................      $   80,000
            2005...............................................          85,000
            2006...............................................          85,000
            2007................................................         90,000
            2008................................................         95,000
            Thereafter.........................................       1,615,000
                                                                     ----------
                  Total........................................      $2,050,000
                                                                     ==========
11.  Income Taxes

     The income tax benefits for years 2003 and 2002 principally represents tax refunds received from the prior years partially offset by current state franchise taxes and Federal alternative minimum tax.

     (Loss) income before taxes includes income from foreign operations of approximately $187,000 and $73,000 for the years ended December 31, 2003 and 2002, respectively.

     A reconciliation of the income tax provision at the statutory rate to income tax (benefit) expense at the annualized effective tax rate for the years ended December 31, 2003 and 2002 is as follows:

                                                                                        2003               2002
                                                                                     ----------          ---------

         Computed tax (benefit) provision at Federal statutory rate.............     $(176,620)          $221,153
         State and local income tax provision net of Federal tax benefit........         --                 3,763
         Non-deductible officers' life insurance premiums and travel and
              entertainment expenses............................................        10,642             12,579
                                                                                     ----------          ---------
                                                                                      (165,978)           237,495
         Valuation allowance....................................................       160,814           (253,035)
                                                                                     ----------          ---------
         Benefit for income taxes...............................................     $  (5,164)          $(15,540)
                                                                                     ==========          =========

                      Technology Flavors & Fragrances, Inc.

                 For the years ended December 31, 2003 and 2002

The components of deferred taxes as of December 31, 2003 and 2002 are as follows:

                                                          2003           2002
                                                       -----------   -----------
Deferred tax assets:
  Inventory reserves ..........................        $  164,540    $  156,940
  Accounts receivable..........................            49,400        57,000
  Capitalized inventory costs..................            64,334        51,607
  Depreciation.................................            88,694        88,508
  Intangibles..................................           342,051       490,803
  Net operating loss carryforward - U.S........           983,166       686,408
  Net operating loss carryforward - Foreign....           181,677       256,398
  Tax credits..................................           611,787       540,154
  Other........................................            16,677        13,694
                                                       -----------   -----------
                                                        2,502,326     2,341,512
Valuation allowance............................        (2,502,326)   (2,341,512)
                                                       -----------   -----------
Net deferred tax asset.........................        $        -    $        -
                                                       ===========   ===========

     We have net operating loss carryforwards relating to U.S. operations of approximately $2,590,000 which expire at various dates from 2012 through 2023. We have net operating loss carryforwards relating to foreign operations of approximately $443,000 which expire at various dates from 2004 through 2006. We have foreign tax credits of approximately $612,000 which expire at various dates from 2008 through 2022.

12.  Commitments

Lease Obligations

Future minimum commitments under noncancelable operating and capital leases are as follows:

                                                        Operating      Capital
                                                          leases        leases
                                                       -----------   -----------
        2004...................................        $  114,464    $   79,243
        2005...................................            56,380        56,520
        2006...................................            36,675        24,617
        2007...................................            21,748             -
        2008...................................            11,578             -
        Thereafter.............................             1,370             -
                                                       -----------   -----------
        Total minimum lease payments...........        $  242,215       160,380
                                                       ===========

        Amounts representing interest..........                         (15,909)
                                                                     -----------

        Present value of net minimum lease
         payments (including current portion of
         $69,069)..............................                      $  144,471
                                                                     ===========

Rental expense for the years ended December 31, 2003 and 2002 was $184,000 and $94,000, respectively.

                      Technology Flavors & Fragrances, Inc.

                 For the years ended December 31, 2003 and 2002

Employment Contracts

     We are obligated under employment contracts providing for annual compensation expiring on various dates through April 2007. Certain other contracts call for us to pay additional compensation based on sales volumes. Future fixed compensation under these contracts, not including commissions based upon sales volume, as of December 31, 2003, amounted to $1,263,000 in each of years 2004 and 2005, $103,000 in 2006 and $26,000 in 2007.

13.  Minority Interest

     In August 2003, we formed a new corporate entity in South America in which we own a 51% equity interest while minority shareholders own 49%. For 2003, this entity had net sales of $190,870 and a net profit of $63,380 which are reflected in our consolidated Statement of Operations. In accordance with that entity's operating agreement, 50% of the net profit, $31,690, has been recorded as minority interest.

14.  Stockholders' Equity

Stock Option Plans

     We granted stock options under three separate plans: the 1999 Stock Option Plan, the 1996 Stock Option Plan and the 1993 Stock Option Plan.

     Under the 1999, 1996 and 1993 Option Plans, our employees (including officers and directors who are employees) and the employees of our subsidiaries are eligible for the grant of incentive options to purchase up to a maximum of 1,000,000, 1,000,000 and 500,000 shares, respectively, which vest immediately or ratably over periods ranging from one to five years. Options may also be granted to other persons, provided that such options are non-qualified options. In the case of an incentive option, the exercise price cannot be less than the fair market value of the shares on the date the option is granted, and if an optionee is a shareholder who beneficially owns 10% or more of our outstanding Common Stock, the exercise price of the incentive options cannot be less than 110% of such fair market value. The exercise price of non-qualified options shall not be less than the fair market value of our Common Stock at the date of grant and shall be determined by our Board of Directors or the Committee appointed by the Board of Directors. In 1999, our Board of Directors terminated the 1993 Option Plan and no further option grants may be made under such Plan provided, however, that such termination will not affect options that were granted prior to the date of termination.

     The following table summarizes stock option activity for the years ended December 31, 2003 and 2002:

                                                                                   2003                           2002
                                                                         ----------------------------- -----------------------------
                                                                                        Weighted Avg.                  Weighted Avg.
                                                                           Options     Exercise Price    Options      Exercise Price
                                                                         -----------  ---------------- ------------  ---------------
Outstanding at beginning of year...................................       2,269,629        $1.16         2,301,129         $1.16
Granted............................................................           --             --            240,000          1.05
Exercised..........................................................           --             --              --              --
Cancelled..........................................................          (7,000)        1.38          (271,500)         1.10
                                                                         -----------  ---------------- ------------  ---------------
Outstanding at end of year.........................................       2,262,629        $1.16         2,269,629         $1.16
                                                                         ===========  ================ ============  ===============
Exercisable at end of year.........................................       1,944,995        $1.19         1,636,562         $1.23
                                                                         ===========  ================ ============  ===============
Weighted average fair value of options
 granted during the year...........................................                        $ --                            $ .79
                                                                                      ================               ===============

                      Technology Flavors & Fragrances, Inc.

                 For the years ended December 31, 2003 and 2002

The following table summarizes information on stock options outstanding at December 31, 2003:

                                            Options Outstanding                               Options Exercisable
                          ----------------------------------------------------------   -------------------------------

                                            Weighted Average
                                          Remaining Contractual    Weighted Average                  Weighted Average
Exercise Price               Shares          Life in Years          Exercise Price        Shares      Exercise Price
--------------            -----------    -----------------------  ------------------   -----------   -----------------
$ .58 - .97..........        837,462              4.8                    $ .88            746,696          $ .88
 1.00 - 1.37.........        835,167              5.7                     1.18            608,299           1.23
 1.44 - 1.69.........        590,000              5.2                     1.53            590,000           1.53
                          -----------    -----------------------  ------------------   -----------   -----------------
                           2,262,629              5.2                    $1.16          1,944,995          $1.19
                          ===========    =======================  ==================   ===========   =================

     At December 31, 2003, 2,385,917 shares of our Common Stock were reserved for the future issuance of stock under the Plans.

Stock Based Compensation Plans

     We continue to follow Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25") and related interpretations in accounting for our stock-based compensation plans. Under APB 25, because the exercise price of our stock options equals the market price of the underlying stock on the date of the grant, no compensation expense is recognized.

     Pro forma information regarding net income and net income per share is determined as if we had accounted for our stock options granted subsequent to December 31, 1994, using the fair value method estimated at the date of the grant based upon a Black-Scholes option pricing model with the following weighted-average assumptions: risk-free interest rate of 4.5%; no dividend yield; volatility factor of the expected market price of our Common Stock of 72%; and a weighted-average expected life of the options of 8.3 years at December 31, 2002.

     The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because our stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of our employee stock options.

15.  Employee Savings Plan

     We have an employee savings and retirement plan covering all non-union employees meeting certain age and length of service requirements, pursuant to
Section 401k of the Internal Revenue Code. Participants may contribute a percentage of compensation, but not in excess of the maximum allowable by law.

     The Plan provides for a voluntary matching contribution by us which is one half of the amount contributed by the participant up to a maximum of 3% per annum. Matching contributions of 1% per annum amounted to $27,000 and $24,000 for the years ended December 31, 2003 and 2002, respectively. Employees vest in the employer contribution at the rate of 25% per year.

16.  Concentrations of Credit Risk

     Financial instruments, which potentially subject us to concentrations of credit risk, are primarily trade accounts receivable. Ongoing credit evaluation of customers' financial condition is performed and generally no collateral is required. Credit losses have typically been within management's expectations.

     For the years ended December 31, 2003 and 2002, no one customer accounted for more than 10% of our net sales. At December 31, 2003 and 2002, five customers accounted for approximately 33% and 47% of the accounts receivable balance, respectively.

                      Technology Flavors & Fragrances, Inc.

                 For the years ended December 31, 2003 and 2002

     For the years ended December 31, 2003 and 2002, export sales were approximately 30% and 29%, respectively, of total sales. Our export sales are made to entities located primarily in Canada (10% in 2003 and 8% in 2002) and in Central and South America (18% in 2003 and 19% in 2002). Receivables from such foreign sales at December 31, 2003 and 2002 were approximately 53% and 59%, respectively, consisting of Canada (15% and 18%, respectively) and Central and South America (36% and 39%, respectively), of total accounts receivable.

     Cash and cash equivalent balances are held primarily at one financial institution and may, at times, exceed the amount insurable. We believe we mitigate risk by investing in or through a major financial institution.

17. Reconciliation of Canadian and United States Generally Accepted Accounting Principles

     These financial statements have been prepared in accordance with accounting principles generally accepted in the United States. During 2003 and 2002, there were no material items which would be required to be recorded in order for our financial statements to be in accordance with accounting principles generally accepted in Canada.